                                                                 EXHIBIT 13(b)

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 10-Q


[X]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the quarterly period ended DECEMBER 31, 1993
     Commission File No. 0-17476

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
     SECURITIES EXCHANGE ACT OF 1934


                              VSB BANCORP, INC
         -----------------------------------------------------------
           (Exact name of registrant as specified in its charter)


          Delaware                                             22-2907065
- -------------------------------                           -------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             identification No.)

15 Ver Valen Street, Closter, New Jersey                         07624
- ----------------------------------------                  -------------------
(Address of principal executive offices)                      (Zip Code)

                               (201) 768-4600
      -----------------------------------------------------------------
            (Registrant's telephone number, including area code)

                                     N/A
      ----------------------------------------------------------------
       (Former name, former address and former fiscal year, if changed since last report)

     Indicate by check mark whether the registrant (1) has filed all the reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                YES   X    NO
                                    -----     -----


                     APPLICABLE ONLY TO CORPORATE ISSUERS:

        The number of shares of Common Stock, $.01 par value per share, outstanding as of January 31, 1994 is:

                                   3,402,059

                              VSB BANCORP, INC.
                              AND SUBSIDIARIES

                                    INDEX
                                    -----

                                                                       Page No
                                                                       -------
PART I  -  FINANCIAL INFORMATION (unaudited)

     Item 1

     Consolidated Balance Sheets as of
          December 31, 1993 and September 30,
          1993                                                            1

     Consolidated Statements of Income
          for the three months ended
          December 31, 1993 and 1992                                      2

     Consolidated Statements of Changes in
          Stockholders' Equity for the three
          months ended December 31, 1993 and
          1992                                                            3

     Consolidated Statements of Cash Flows for
          the three months ended December 31,
          1993 and 1992                                                  4-5

     Notes to Consolidated Financial Statements                          6-7



     Item 2

     Management's Discussion and Analysis of
          Financial Condition and Results of
          Operations                                                     8-16



PART II   -  OTHER INFORMATION                                           17



SIGNATURES                                                               18

                               VSB BANCORP,INC.
                               AND SUBSIDIARIES
                          Consolidated Balance Sheets
                            (dollars in thousands)

                                                               (unaudited)
                                                               December 31,             September 30,
Assets                                                               1993                       1993
- ------                                                  -------------------       ----------------------
Cash on hand and in banks                                           $4,934                       $4,770
                                                        -------------------       ----------------------
    Total cash and cash equivalents                                  4,934                        4,770

Loans held for sale                                                  2,911                        3,628
Investment securities, net                                          74,085                       69,052
Investment required by law - Stock in FHLB of NY,
 at cost                                                             2,616                        2,616
Mortgage-backed securities, net                                    160,175                      157,269

Loans receivable                                                   130,648                      133,074
     Less:  Allowance for loan losses                                2,050                        2,050
                Deferred loan fees                                      85                           86
                                                        -------------------       ----------------------
Loans receivable, net                                              128,513                      130,938

Real estate owned, net                                               2,174                        2,505
Premises and equipment, net                                          3,928                        3,962
Real estate held for investment, net                                   218                          218
Accrued interest receivable, net                                     2,729                        2,759
Other assets                                                         1,530                        1,375
                                                        -------------------       ----------------------
   Total assets                                                   $383,813                     $379,092
                                                        ===================       ======================


Liabilities and Stockholders' Equity
- ------------------------------------
Liabilities:
   Deposits                                                       $294,329                     $294,208
   Advance payment by borrowers for taxes and insurance              1,353                        1,490
   Employee Stock Ownership Plan (ESOP) debt                           330                          375
   Advances from the FHLB of New York                               39,697                       36,699
   Other liabilities                                                 2,814                        3,142
                                                        -------------------       ----------------------
   Total liabilities                                               338,523                      335,914
                                                        -------------------       ----------------------

Stockholders' equity:
   Preferred stock: $0.01 par value, authorized
    2,000,000 shares, issued 0                                          --                           --
   Common stock: $0.01 par value, authorized 5,000,000
    shares, issued 3,402,059 shares at December 31,
    1993 and 3,372,715 at September 30, 1993                            34                           34
   Additional paid-in capital                                       18,376                       18,198
   Retained earnings (substantially restricted)                     27,298                       25,529
   Common stock acquired by ESOP                                      (330)                        (375)
   Common stock acquired by Management Recognition
    Plan (MRP)                                                         (88)                        (208)
                                                        -------------------       ----------------------
   Total stockholders' equity                                       45,290                       43,178
                                                        -------------------       ----------------------

 Total liabilities and stockholders' equity                       $383,813                     $379,092
                                                        ===================       ======================

See accompanying notes to unaudited consolidated financial statements.

                              VSB BANCORP, INC.
                              AND SUBSIDIARIES
                      Consolidated Statements of Income
                (dollars in thousands, except per share data)
                                 (unaudited)

                                                        Three Months Ended
                                                            December 31,
                                                  ------------------------------
                                                          1993             1992
                                                  -------------    -------------
Interest income:
   Loans receivable                                     $2,489           $2,888
   Mortgage-backed securities                            2,126            2,432
   Investment securities                                 1,038              486
   Short-term investments                                   --               18
                                                  -------------    -------------
      Total interest income                              5,653            5,824

Interest expense:
   Deposits                                              2,282            2,763
   Advances from the FHLB of New York and
     other borrowings                                      321                7
                                                  -------------    -------------
      Total interest expense                             2,603            2,770

Net interest income                                      3,050            3,054
   Provisions for loan losses and
     real estate owned                                      --              389
                                                  -------------    -------------
Net interest income after provisions for loan
     losses and real estate owned                        3,050            2,665
                                                  -------------    -------------
Other income:
   Loan fees and service charges                            33               50
   Income (loss) from real estate held for
     investment                                             (2)              79
   Gain on sale of loans                                   162              141
   Service charges on deposit accounts                      90               78
   Gain on sale of real estate owned                       125               --
   Other                                                    31                6
                                                  -------------    -------------
      Total other income                                   439              354
                                                  -------------    -------------
Other expenses:
   Compensation and benefits                               940              782
   Advertising                                              66               49
   Occupancy and equipment                                 169              173
   Data processing fees                                     62               61
   SAIF deposit insurance premiums                         171              190
   Real estate owned, net                                   31               23
   Other                                                   270              348
                                                  -------------    -------------
      Total other expenses                               1,709            1,626
                                                  -------------    -------------
Income before income taxes                               1,780            1,393
   Federal and state income taxes                          552              432
                                                  -------------    -------------
Income before cumulative effect of a change in
  accounting principle                                   1,228              961

   Cumulative effect of a change in accounting
     principle                                             781               --
                                                  -------------    -------------
      Net income                                        $2,009             $961
                                                  =============    =============

Net Income Per Common Share:
Income before cumulative effect of a change in
  accounting principle                                   $0.34            $0.28
   Cumulative effect of a change in accounting
     principle*                                           0.22               --
                                                  -------------    -------------
Net Income per common share                              $0.56            $0.28
                                                  =============    =============

Average Common Shares Outstanding (in
  thousands)                                             3,393            3,332
                                                  =============    =============

   * Effective October 1993, the company adopted Financial Accounting Standards No. 109, Accounting for Income Taxes.


    See accompanying notes to unaudited consolidated financial statements.

                              VSB BANCORP, INC.
                              AND SUBSIDIARIES
         Consolidated Statements of Changes in Stockholders' Equity
                           (dollars in thousands)
                                 (unaudited)

                                                                                   Common      Common
                                                            Additional             Stock       Stock
                                        Preferred  Common   Paid in     Retained   Acquired    Acquired     Treasury
Three months ended December 31, 1992    Stock      Stock    Capital     Earnings   by ESOP     by MRP         Stock       Total
- ------------------------------          ------     ------   ----------  --------   --------    --------     --------      -----
Balance at September 30, 1992        $    --   $      27  $   22,313  $   21,954     ($555)     ($257)      ($4,260) $   39,222

Net income                                --          --          --         961        --         --            --         961

Principal payment of ESOP debt            --          --          --          --        45         --            --          45

Stock options exercised from Treasury     --          --          86          --        --         --           (86)         --

Cash dividends on common stock            --          --          --        (164)       --         --            --        (164)

Stock Dividend                            --           1      (4,346)         --        --         --         4,346           1
                                     -------   ---------  ----------  ----------  --------  ---------  ------------  ----------
Balance at December 31, 1992         $    --   $      28  $   18,053  $   22,751     ($510)     ($257) $         --  $   40,065
                                     =======   =========  ==========  ==========  ========  =========  ============  ==========



Three months ended December 31, 1993
- ------------------------------
Balance at September 30, 1993        $    --   $      34  $   18,198  $   25,529     ($375)     ($208) $         --  $   43,178

Net income                                --          --          --       2,009        --         --            --       2,009

Principal payment of ESOP debt            --          --          --          --        45         --            --          45

Distribution of MRP shares                --          --          --          --        --        120            --         120

Stock options exercised from
unissued shares                           --          --         178          --        --         --            --         178

Cash dividends on common stock            --          --          --        (240)       --         --            --        (240)
                                     -------   ---------  ----------  ----------  --------  ---------  ------------  ----------
Balance at December 31, 1993         $    --   $      34  $   18,376  $   27,298     ($330)      ($88) $         --  $   45,290
                                     =======   =========  ==========  ==========  ========  =========  ============  ==========

See accompanying notes to unaudited consolidated financial statements.

                              VSB BANCORP, INC.
                              AND SUBSIDIARIES
                    Consolidated Statements of Cash Flows
                           (dollars in thousands)
                                 (unaudited)


                                                                                                      Three Months Ended
                                                                                                        December 31,
                                                                                                  ------------------------
                                                                                                     1993          1992
                                                                                                  ----------     ---------
Cash flows from operating activities:
     Net income                                                                                       $2,009          $961

Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation                                                                                         65            86
     Amortization of premiums on investments and mortgage-backed securities                              274           175
     Accretion of discounts on investments, loans and mortgage-backed securities                         (43)          (18)
     Provisions for loan losses and real estate owned                                                     --           389
     Provision for ESOP expense                                                                           45            45
     Increase in deferred taxes                                                                         (393)          (38)
     Increase in distribution of MRP shares                                                              120            --
     Decrease in deferred loan fees                                                                       (1)           (6)
     Decrease in interest receivable                                                                      30           148
     Decrease in other assets                                                                            238           767
     Decrease in interest payable                                                                        (59)          (99)
     Decrease in loans held for sale                                                                     717           373
     Decrease in other liabilities                                                                      (328)         (480)
                                                                                                   ---------     ---------
         Net cash provided by operating activities                                                     2,674         2,303
                                                                                                   ---------     ---------

Cash flows from investing activities:
     Proceeds from maturities of investment securities                                                 6,000         2,000
     Purchase of investment securities                                                               (11,036)      (13,454)
     Net decrease in loans receivable                                                                  2,757         4,621
     Principal collected on mortgage-backed securities                                                13,864        14,145
     Purchase of mortgage-backed securities                                                          (16,998)       (9,480)
     Purchases of premises and equipment, net                                                            (31)          (25)
                                                                                                   ---------     ---------
         Net cash used in investing activities                                                        (5,444)       (2,193)
                                                                                                   ---------     ---------

                              VSB BANCORP, INC.
                              AND SUBSIDIARIES
                    Consolidated Statements of Cash Flows
                           (dollars in thousands)
                                 (unaudited)

                                                                                          Three Months Ended
                                                                                             December 31,
                                                                                         1993            1992
                                                                                       --------------------------
Cash flows from financing activities:
  Net increase in NOW, money market and savings accounts                                   $2,093          $4,516
  Net decrease in certificates of deposit                                                  (1,913)         (4,332)
  Net decrease in advance payment by borrowers for taxes and insurance                       (137)           (193)
  Net proceeds from FHLB of New York advances                                               2,998              --
  Payments on ESOP debt                                                                       (45)            (45)
  Cash dividends paid                                                                        (240)           (164)
  Common stock issued from the exercise of stock options                                      178              --
                                                                                        ---------       ---------
    Net cash (used in) provided by financing activities                                     2,934            (218)
                                                                                        ---------       ---------
    Net increase (decrease) in cash and cash equivalents                                      164            (108)
Cash and cash equivalents at beginning of period                                            4,770           7,156
                                                                                        ---------       ---------
Cash and cash equivalents at end of period                                                 $4,934          $7,048
                                                                                        =========       =========

Supplemental disclosures of cash flows information:
Cash paid during the periods for:
  Interest                                                                                 $2,571          $2,899
  Income taxes                                                                                 --              --

Supplemental disclosures of non-cash investments:
  Transfer of loans receivable, net to real estate owned                                     $213             $250

See accompanying notes to unaudited consolidated financial statements.

                              VSB BANCORP, INC.
                              AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (UNAUDITED)



NOTE 1 - Principles of Consolidation

The consolidated financial statements include the accounts of VSB Bancorp, Inc., ("the Company") and its wholly-owned subsidiaries, Valley Savings Bank, ("the Bank"), Ver Valen, Inc. and Nelav, Inc. All significant material intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior year period amounts to conform to the current period presentation.

NOTE 2 - Basis of Financial Statement Presentation

In the opinion of the Company's management, the accompanying unaudited consolidated interim financial statements contain all adjustments (consisting only of normal recurring accruals) which are necessary for a fair statement of interim results of operations for the periods reflected herein. The results of operations for the three months ended December 31, 1993 are not necessarily indicative of results to be expected for the fiscal year ending September 30, 1994. The unaudited consolidated interim financial statements presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's 1993 Annual Report to Stockholders.

NOTE 3 - Earnings Per Common Share

Earnings per share of common stock for the three months ended December 31, 1993 and 1992 were computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the periods, which includes the effect of the 20% stock dividend issued on November 10, 1993 to stockholders of record on October 15, 1993. Common stock equivalents consist solely of director and employee stock options which are dilutive and, therefore, are included in the calculation using the treasury stock method.

NOTE 4 - Loans Held for Sale

Loans held for sale are carried at the lower of cost or market. Gains or losses resulting from the sale of loans are recognized to the extent that the sale proceeds differ from the specifically identified net carrying value of the loans.

NOTE 5 - Debt Securities Held for Investment

Debt securities classified as investment securities and mortgage-backed securities are held to meet longer-term investment objectives. VSB Bancorp, Inc. has the ability and intent to hold such securities to maturity. These securities are carried at cost, adjusted for amortization of premiums and accretion of discounts, and are recorded as of their settlement dates. Gains and losses on dispositions of debt securities held for investment are generally computed by the specific identification method.


NOTE 6 - Loans Receivable, net

Loans receivable, net are stated at their outstanding principal balance.

Interest is accrued monthly as earned, except when a loan becomes 90 days or more past due. Once a loan becomes 90 days past due, accrued but unpaid interest is reserved for, and interest income is subsequently recognized only to the extent that payments are received.

The following table provides a breakdown of loans receivable:


                                      December 31,   September 30,
(dollars in thousands)                    1993           1993
==================================================================

Conventional first mortgage              $ 89,207        $ 89,150
Construction                                4,867           3,735
Commercial real estate                     19,039          20,492
Commercial business                           199             214
                                         --------        --------
                                          113,312         113,591

Home equity and second mortgage            17,639          19,335
Loans on savings deposits                     709             734
Auto loans                                     72              99
Other                                         266             266
                                         --------        --------
                                           18,686          20,434
Less:
  Allowance for loan losses                 2,050           2,050
  Deferred loan fees                           85              86
  Loans in process                          1,350             951
                                         --------        --------

                                            3,485           3,087
                                         --------        --------

                                         $128,513        $130,938
                                         ========        ========

                              VSB BANCORP, INC.
                              AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AT DECEMBER 31, 1993, COMPARED TO
SEPTEMBER 30, 1993.
- --------------------------------------------------------------------------------

GENERAL

VSB Bancorp, Inc., a Delaware Corporation ("VSB" or the "Company"), became the parent company of Valley Savings Bank, S.L.A. ("the Bank") upon the conversion of the Bank from mutual to stock form on October 27, 1988. The Company currently owns 100% of the issued and outstanding common stock of the Bank and does not presently operate any other subsidiaries except the Bank and its two wholly-owned subsidiaries Ver Valen, Inc. and Nelav, Inc. The discussion herein reflects the financial condition and results of operations of the Company and should be reviewed in conjunction with the consolidated financial statements and related notes presented elsewhere in this report.

On December 16, 1993, VSB Bancorp, Inc. (the "Company") and UJB Financial Corp. ("UJB") entered into an Agreement and Plan of Merger (the "Agreement") providing for the merger of the Company with and into UJB (the "Merger"). Upon consummation of the Merger, each shareholder of the Company will receive between .7727 and .9444 shares of UJB Common Stock for each share of Company Common Stock, in accordance with the exchange ratio provided for in the Agreement. Consummation of the Merger is subject to the satisfaction of all conditions set forth in the Agreement, including the receipt of the approval of the Company's shareholders and the approval from the Board of Governors of the Federal Reserve System. Simultaneously with the execution of the Agreement, the Company and UJB entered into a stock option agreement, dated December 16, 1993 (the "Stock Option Agreement"), pursuant to which, in consideration of the mutual covenants and agreements contained therein and in the Agreement, UJB acquired from the Company and the Company granted to UJB an option to purchase up to an aggregate of 841,704 shares of the Common Stock of the Company at the per share price of $18.125 (the "Option"). The Option is exercisable upon the occurrence of a Purchase Event (as defined in the Stock Option Agreement). The Option terminates upon the occurrence of an Exercise Termination Event (as defined in the Stock Option Agreement).

This description of the Agreement is qualified in its entirety by reference to
Exhibit 2 to the Company's form 8-K filed on December 29, 1993.

FINANCIAL CONDITION

Total assets of the Company at December 31, 1993 were $383.8 million, an increase of $4.7 million (or 1.2%) as compared to fiscal year-end 1993. The increase is primarily attributed to an increase in investment securities of $5.0 million (or 7.3%), and mortgage-backed securities ("MBS"), net of $2.9 million (or 1.8%), which was partially offset by a decrease in loans receivable, net of $2.4 million (or 1.8%), a decrease in loans held for sale of $717,000 (or 19.8%) and a decrease in real estate owned, net of $331,000 (or 13.2%). The increase in investment securities and mortgage-backed securities was primarily funded by an increase in the overnight line of credit with the FHLB of New York and, to a lesser extent, by principal repayments from loans, MBS, and the sale of real estate owned and loans held for sale. The investment agency securities purchased generally have stated maturities of five years with one, two, or three-year call provisions. The mortgage-backed securities purchased generally have repricing or maturity periods of five years or less. As noted above, these securities were purchased primarily with advances having maturities of one-year or less with the objective being to increase net interest income and to reduce the Bank's estimated one-year interest rate sensitivity gap.

Loans receivable, net continues to decline due to management's continued focus on traditional mortgage lending, and reduction of its commercial business and development construction loan portfolios. In addition, the Bank has maintained its policy of selling fixed rate mortgage loans into the secondary market.

Real estate owned, net decreased $331,000 from $2.5 million at September 30, 1993 to $2.2 million at December 31, 1993. The reduction of real estate owned, net was primarily due to the sale of a five-lot subdivision located in Wayne, New Jersey.

Total liabilities increased approximately $2.6 million (or 0.8%) to $338.5 million from $335.9 million at September 30, 1993. The increase is primarily attributed to an increase in advances from the FHLB of New York of $3.0 million.

At December 31, 1993, total stockholders' equity increased $2.1 million, (or 4.9%) to $45.3 million from $43.2 million at September 30, 1993. The increase is primarily due to net income of $2.0 million for the quarter ended December 31, 1993.

The book value per share at December 31, 1993 was $13.31 as compared to $12.02 at December 31, 1992 (adjusted for the 20% stock dividend issued on November 10, 1993 to stockholders of record on October 15, 1993).

Non-performing loans, consisting of loans over 90 days delinquent and non-accrual loans, decreased $498,000 from $3.1 million at

September 30, 1993 to $2.6 million at December 31, 1993. One loan with a book value of approximately $213,000 was transferred to real estate owned. The Bank recorded this property, in real estate owned at its estimated fair value which was the loan's carrying value. At December 31, 1993, the book value of this property after a cash payment of $44,000 was approximately $169,000.

The following table provides a list of loans delinquent 90 days or more, and real estate owned at December 31, 1993 (dollars in thousands).


Loans delinquent 90 days or more:
- ---------------------------------
 9   First Mortgage Loans                                          $  499
 2   Construction Loans                                             1,203
 4   Commercial Real Estate Loans                                     673
 1   Commercial Business Loans                                        108
 3   Home Equity Loans                                                133
                                                                   ------
                                        Total                      $2,616
                                                                   ======


Real Estate Owned:
- ------------------
Residential Properties                                             $  514
Commercial Properties                                               1,848
                                                                   ------
                                        Total                      $2,362
                                                                   ======

At December 31, 1993 the Bank had an allowance for losses on real estate owned of $188,000 as compared to $223,000 at September 30, 1993.

SUBSIDIARY COMPANY REAL ESTATE DEVELOPMENT ACTIVITIES

At December 31, 1993, the Bank's investment in real estate held for investment in its subsidiary service corporation remained unchanged at $218,000, as compared to the investment in real estate at September 30, 1993. Ver Valen, Inc., the Bank's only subsidiary that is currently involved in real estate investments, is currently attempting to dispose of its sole property located in Berkeley Township, New Jersey.

ALLOWANCE FOR LOAN LOSSES AND REAL ESTATE OWNED

The allowance for loan losses on loans receivable remained unchanged at $2.1 million at December 31, 1993, compared to the allowance for loan losses at September 30, 1993. No provision for loan losses were made during the current quarter.

The Bank's management believes that its present allowance for loan losses and real estate owned is adequate based on current information available. However, no assurances can be given as to the necessity of further additions to the provision, due to the uncertainty of the New Jersey economy and real estate market.

                              VSB BANCORP, INC.
                              AND SUBSIDIARIES

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED
DECEMBER 31, 1993, AS COMPARED TO THE THREE MONTHS ENDED
DECEMBER 31, 1992.
- --------------------------------------------------------------------------------
GENERAL

For the first quarter of fiscal 1994, VSB Bancorp, Inc. reported net income of $2.0 million or $0.56 per share compared with net income of $961,000 or $0.28 per share earned during the first quarter of fiscal 1993. The first quarter of 1994 results include the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The cumulative effect of the accounting change had a favorable impact on net income of $781,000 or $0.22 per share. Net income before the cumulative effect of SFAS No. 109 increased 28.0% to $1.23 million, or $0.34 per share, as compared to $961,000, or $0.28 per share, for the first quarter ended December 31, 1992.

INTEREST INCOME

Total interest income decreased by $171,000 (or 2.9%) to $5.7 million for the three months ended December 31, 1993, compared to $5.8 million for the same period in 1992. For the three months ended December 31, 1993, interest income on loans receivable decreased by $399,000 (or 13.8%) to $2.5 million, as compared with $2.9 million for the same period ended 1992. The decrease in interest on loans receivable is principally attributed to a decrease in the average balance of loans outstanding from $144.4 million to $135.3 million for the three month periods ended December 31, 1992 and 1993, and a decrease in the average yield from 7.98% to 7.34% during the respective periods. The decrease in loans receivable is primarily attributed to decreases in the commercial mortgage loan and home equity loan portfolios.

Interest on mortgage-backed securities decreased $306,000 (or 12.6%) to $2.1 million for the three months ended December 31, 1993, compared to $2.4 million for the respective period in 1992. The decrease in interest income from mortgage-backed securities is principally the result of a decrease in the average yield from 6.51% at December 31, 1992 to 5.31% at December 31, 1993. The decrease in average yield was more than sufficient to offset an increase in the average balance of mortgage-backed securities from $149.3 million to $160.3 million for the respective periods.

Interest on investment securities increased $552,000 (or 114%) to $1.0 million for the three months ended December 31, 1993, compared to $486,000 for the respective period in 1992. The increase is primarily attributed to an increase in the average balance of investment securities from $26.3 million to $69.8 million for the respective three month periods ended December 31, 1992 and 1993. The increase in interest income was partially offset by a decrease in the average yield on investment securities from 6.11% to 5.56% for the respective three-month periods ended December 31, 1992 and 1993.

INTEREST EXPENSE

Interest on deposits decreased by $481,000 (or 17.4%) to $2.3 million for the three month period ended December 31, 1993 as compared with $2.8 million for the same period in 1992. The average balance of deposits decreased by $4.4 million (or 1.5%) to $294.1 million for the three months ended December 31, 1993, compared to $298.5 million for the same period in 1992. The decrease in the average balance of deposits was primarily due to the Bank's controlled pricing strategy and the lower interest rate environment. In addition, consumer preference continued to shift out of certificates of deposit toward more liquid savings-type accounts that generally have lower yields.

The average rate paid on deposits decreased 59 basis points from 3.67% to 3.08% for the three-month period ended December 31, 1992 and 1993 respectively. This decrease in the average rate paid is reflective of the current declining interest rate environment.

Interest on other borrowings, which is comprised of advances from the FHLB of New York and the Bank's Employee Stock Ownership Plan debt, increased by $314,000 (or 4,486%) to $321,000 for the three-month period ended December 31, 1993, over the respective period in 1992. The increase is the result of an increase in advances from the FHLB of NY of $39.7 million at December 31, 1993 from no outstanding balances during the three-month period ended December 31, 1992. The average rate paid on advances from the FHLB for the three months ended December 31, 1993 was 3.40%. The average balance of advances from the FHLB of NY for the three-month period ended December 31, 1993 was $36.9 million.

OTHER INCOME

Total other income increased $85,000 (or 24.0%) to $439,000 for the three months ended December 31, 1993, as compared with $354,000 for the same period in 1992.

The increase in total other income for the three months ended December 31, 1993 is primarily attributed to a gain on the sale of one real estate owned property of $125,000 and, to a lesser extent, by an increase in gain on sale of loans of $21,000 (or 14.9%) to $162,000, as compared to $141,000 for the same period ended December 31, 1992. The increase in gain on sale of loans is consistent with the Bank's expanded mortgage origination program and the favorable interest rate environment for home purchasing and refinancing.

Loan fees and service charges decreased $17,000 (or 34.0%) to $33,000 for the three-month period ended December 31, 1993 as compared with $50,000 for the same period in 1992. The decrease in income is primarily due to a decrease in late charge income during the three-month period ended December 31, 1993.

For the first quarter of 1994, the Company recorded a loss from real estate held for investment of $2,000 as compared to income of $79,000 for the three-month period ended December 31, 1992.

OTHER EXPENSES

Total other expenses increased by $83,000 (or 5.1%) to $1.7 million for the three months ended December 31, 1993, as compared to $1.6 million for the respective period in 1992.

Compensation and benefits increased $158,000 (or 20.2%) to $940,000 during the three-month period ended December 31, 1993, as compared to $782,000 for the respective period ended in 1992. The increase is primarily attributed to a one-time charge of approximately $80,000 relating to certain management stock awards, as well as additional pension accruals of approximately $27,000, during the three-month period ended December 31, 1993.

Advertising expense increased $17,000 (or 34.7%) to $66,000 during the three-month period ended December 31, 1993, as compared to $49,000 for the respective period ended December 31, 1992. The increase is primarily due to expenses associated with the River Vale branch remodeling and a checking account promotion.

Occupancy and equipment, data processing fee, SAIF deposit insurance premium, and real estate owned expenses did not change significantly during the periods presented.

Other expenses decreased $78,000 (or 22.4%) to $270,000 for the three-month period ended December 31, 1993, as compared to $348,000 for the same period in 1992. The decrease is primarily attributed to legal costs associated with the Bank's efforts to reduce non-performing loans and real estate owned during the three month period ended December 31, 1992.

ACCOUNTING FOR INCOME TAXES

In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 109, "Accounting for Income Taxes" (Statement
109). This Statement changes the method of accounting for income taxes from the deferred method required under Accounting Principle Board Opinion 11 to the asset and liability method. The Statement addressed various matters related to the temporary differences from financial statement basis and tax basis of assets and liabilities.

Effective October 1, 1993, the Company adopted Statement 109. The cumulative effect of the adoption of Statement 109 resulted in a positive effect to earnings of $781,000 or $.22 per share. Prior financial statements have not been restated to apply the provisions of this Statement.

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liabilities at December 31, 1993 are presented below (in thousands).


Deferred tax assets:
 Loans, primarily due to allowance for loan losses                   $  738
 Real estate owned, primarily allowance for real
  estate owned losses                                                    82
 Accrued interest receivable, primarily reserve
  for uncollected interest                                              217
 Accrued expenses                                                       219
                                                                       ----
                                                                      1,256
Less: Valuation allowance                                               (64)
                                                                      ------
                                                                      1,192
Deferred tax liabilities:

 Investment in Real Estate, primarily due to
  timing differences in income recognition                               80
 Other                                                                   15
                                                                       -----
                                                                         95
                                                                       -----

Net Deferred tax asset                                               $1,097
                                                                      ======

A valuation allowance has been established against certain state temporary differences. The potential realization of such temporary differences for which a valuation allowance has been established will be reviewed at each future balance sheet date and adjusted accordingly.

Except for the effects of the reversal of temporary differences, the Company is not currently aware of any factors which could cause significant differences between taxable income and pretax book income in future periods.

Management believes it is more likely than not, based upon current projections, that the Company will generate sufficient taxable income to utilize the net deferred tax asset. However, there can be no absolute assurance that the Company will generate any specific level of continuing earnings in future periods.

INCOME TAX

The Company's provision for income taxes increased $120,000 (or 27.8%) to $552,000 for the three months ended December 31, 1993, as compared with $432,000 for the comparable period in 1992. Income tax expense varies with the amount of pretax income. For the three-month period ended December 31, 1993, pre-tax income increased $387,000 (or 27.8%) to $1.8 million as compared with pre-tax income of $1.4 million for the three months ended December 31, 1992.

NET INCOME

Net income increased $1.0 million (or 109.0%) to $2.0 million for the three months ended December 31, 1993, compared to net income of $961,000 for the same period in 1992. The increase in net income is primarily a result of an increase in net interest income after provisions for loan losses and real estate held for investment of $385,000 (or 14.4%) coupled with the cumulative effect of adopting Financial Accounting Standards No. 109, "Accounting for Income Taxes," of $781,000 for the three months ended December 31, 1993, as compared to the same period in 1992.

LIQUIDITY AND CAPITAL RESOURCES

The Bank maintains specified levels of cash and "liquid" investments in qualifying types of United States Treasury and Federal Agency Securities and other investments generally having maturities of five years or less. Liquid investments are those investments readily convertible to cash. The level of liquidity maintained is that which is estimated by management to be adequate to meet normal operations, potential deposit outflows, and repayments of maturing debt. Cash flow projections are reviewed monthly to ensure adequate liquidity. At December 31, 1993, the Bank's liquid assets represented 29.8% of its net withdrawable savings and borrowings. Additional liquidity is provided by Federal Home Loan Bank advances, principal collected on loans, principal amortization of mortgage-backed securities, and proceeds from maturities of investment securities.

Both the Corporation and the Savings Bank are subject to regulatory capital requirements mandated by the Board of Governors of the Federal Reserve System ("FRB") and Federal Deposit Insurance Corporation ("FDIC"). Both the Corporation and the Savings Bank are required to maintain minimum regulatory capital requirements, defined by the FRB and FDIC as risk-based ratio capital (Tier 1 and Total) and leverage ratio capital. The following table presents the minimum required ratios and the actual ratios applicable to the Corporation as of December 31, 1993.


                               Regulatory
                                 Capital             Required
                             ---------------         Regulatory
                            Amount     Percent        Capital
                            ------     -------      -----------
Tier I Leverage Ratio
  (under Part 325
  of the FDIC Regulation)   $45,290     11.91%           4%

Tier I Risk-based            45,290     28.48%           4%


Total Risk-based Capital     47,279     29.73%           8%

                              VSB BANCORP, INC.
                              AND SUBSIDIARIES


                                   PART II


Item 1.  Legal Proceedings
         -----------------

         Neither the Corporation nor the Savings Bank was engaged in any legal proceeding of a material nature at December 31, 1993. From time to time, it is a party to legal proceedings in the ordinary course of business wherein it enforces its security interest in loans.


Item 2.  Changes in Securities
         ---------------------

         Not applicable.


Item 3.  Defaults Upon Senior Securities
         -------------------------------

         Not applicable.


Item 4.  Submissions of Matters to a Vote of Security Holders
         ----------------------------------------------------

         Not applicable.


Item 5.  Other Materially Important Events
         ---------------------------------

         Not applicable.

Item 6.  Exhibits and Reports on Form 8-K
         --------------------------------

         A current report on form 8-K was filed on December 29, 1993 to report, pursuant to item 1(b), that the Company entered into a merger agreement with UJB Financial Corp.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                         VSB BANCORP, INC.



Date: February 10, 1994                  /s/ Allen S. Greene
      -----------------                  ------------------------
                                         Allen S. Greene
                                         Chairman of the Board,
                                           President &
                                         Chief Executive Officer



Date: February 10, 1994                  /s/ Leonard J. Stanley
      -----------------                  ------------------------
                                         Leonard J. Stanley
                                         First Vice President -
                                           Finance
                                         Principal Accounting
                                           Officer